ralliBox, Inc.
547 22nd Street,  Ogden, UT 84403

October 29, 2015

Security and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re: ralliBox, Inc.
Offering Statement on Form 1-A
File No. 024-10467
Greetings

We respectfully request that our offering statement be formally qualified. We request qualification to be effective Monday, November 2, 2015, at 1:00, Eastern
Standard time. No participants in our offering have compensation arrangements requiring clearance with
FINRA. In connection with this request we acknowledge that:
	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve ralliBox, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	ralliBox Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter.

Sincerely,

/s/ David Kneusel
President; CEO; Chairman of the Board

/s/ Ronald Kneusel
Vice President; CTO; Board Member

/s/ Kyle Mercer, CPA
Secretary/Treasurer; CFO; Board Member